SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 46)

Europe Fund Inc. (EF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29874M103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 9 pages)
(There are two exhibits.)

Item 1.  Security and Issuer

Common Stock
Europe Fund Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 789,161 shares of EF on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 7.84% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of EF fit the investment guidelines for various Accounts. Shares have been acquired since July 10, 1996.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 789,161 shares, which represents 7.84% of the outstanding Shares. George Karpus presently owns 5,225 shares purchased on September 12, 2005 at $11.69 per share (2000 shares) and on February 24, 2006 at $11.58 per share (3275 shares). Mr. Karpus sold 50 shares on May 8, 2006 at $13.09. Karpus Investment Management
Profit Sharing Plan presently owns 3,200 shares purchased on January 16, 1998 at $15.97 (200 shares), August 28 at $16.00 (50 shares), April 5, 1999 at $16.69 (150 shares), April 20 at $16.69 (100 shares) and $16.94 (100 shares), April 18, 2001 at $12.87 (100 shares), September 21 at $8.52 (550 shares), November 19 at $11.15 (100 shares) and at $11.14 (100 shares), July 8&9, 2002 at $9.60 (1550 shares), July15 at $9.04 (100 shares), July 22 at
$8.29 (200 shares), July 29 at $8.40 (100shares), August 2, 2002 at $ 8.50
(400 shares), October 11, 2002 at $7.28 (100 shares), October 15 at $7.50
(100 shares), October 28 at $7.79 (100 shares), October 29 at $7.64 (50 shares), November 6 at $8.07 (50 shares), November 13 at $7.52 (50 shares), November 20 at $8.02 (50 shares), December 3, 2002 at $8.15
(50 shares), December 9 at $8.02 (100 shares), and May 20, 2003 at $7.58 (1000 shares) and February 8, 2006 at $11.13 (1000 shares). Shares were sold on June 9, 2004 at $10.41 (200 shares), June 10 at $10.30 (200 shares),
June 14 at $10.18 (200 shares), June 15 at $10.28 (100 shares), June 23 at $10.17 (100 shares), June 24 at $10.44 (300 shares), and June 28 at $10.50
(100 shares), July 6 at $10.45 (10 shares) and $10.55 (40 shares) July 7 at $10.53 and $10.55 (200 shares), July 9 at $10.29 (100 shares), and July 26 at $9.86 (100 shares), August 25 at $9.62 (100 shares), November 30,2004 at $ 12.10 (50 shares), January19 at $ 10.75 (500 shares), February 7 & 8 at $11.21 & $11.26 (600 shares), February 9 & 10 at $11.10 (300 shares),
February 11 & 18 at $ 11.23 & $11.34 (300 shares), February 22 & 25 at
$ 11.41 & $11.58 (300 shares), February 28 at $ 11.60 (100 shares) and
May 8, 2006 at $13.09 (50 shares). Dana R. Consler currently owns 735 shares purchased on March 29, 1999 at $16.75 (300 shares), April 5 at
$16.69 (100 shares), February 14, 2002 at $10.14 (50 shares), March 5 at
$10.22 (50 shares), and June 27 at $9.45 (50 shares), and November 6 at
$ 8.07 (50 shares), December 3, 2002 at $ 8.15 (100 shares), and December
9 at $ 8.02 (50 shares), February 11, 2003 at $6.82 (200 shares). July 6 at $10.55 (10 shares), and January 10 & 11 at $ 10.82 & $10.87 (200 shares),
January 13 at $ 10.90 (100 shares), and January 21 & 27 at $10.68 & $10.78
(105 shares). Jo Ann Van Degriff presently owns 1,950 shares purchased on July 21, 2003 at $8.20 per share, on February 23, 2006 at $11.45 and 1,000 shares on March 20, 2006 at $12.09. Ms. Van Degriff sold shares on May 8, 2006 at $13.09 (50 shares). Sophie B. Karpus presently owns
175 shares purchased on February 9, 2006 at $11.23 per share.  Kathy
Crane presently owns 95 shares purchased on July 8, 2006 at $10.52 per share Apogee Partners, L.P. is a hedge fund managed by Karpus
Investment Management of which George W. Karpus owns 1.38%
and Dana R. Consler owns 0.65%. Apogee Partners, L.P. owns 34,710 shares of EF. None of the other Principals of KIM presently own shares of EF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share







3/24/2006
1500
11.99

5/1/2006
4000
12.51
3/28/2006
13265
11.89

5/5/2006
1000
13.06
3/29/2006
1000
11.91

5/8/2006
-5000
13.11
3/30/2006
6000
11.95

5/12/2006
1550
12.90
3/31/2006
10280
12.01

5/15/2006
100
12.65
4/3/2006
1340
12.02

5/16/2006
1145
12.63
4/5/2006
1000
12.21

5/18/2006
370
12.28
4/6/2006
3500
12.22

5/22/2006
800
11.99
4/7/2006
2500
12.23

5/22/2006
-675
12.03
4/10/2006
1500
12.18

5/23/2006
2000
12.17
4/11/2006
3100
12.09




4/12/2006
-2445
12.14




4/18/2006
-140
12.33




4/19/2006
1000
12.36




4/20/2006
7200
12.39




4/21/2006
-55
12.45




4/21/2006
2000
12.42




4/24/2006
400
12.47




4/25/2006
12000
12.37




4/26/2006
4000
12.59




4/27/2006
1200
12.48





The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EF securities.

Item 7.  Materials to be Filed as Exhibits

As is indicated in Item number 4 above, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including, but not limited to, letters to the Board and/or other communications with Fund management. In accord with concerns that KIM currently has with respect to the Fund, KIM has recently submitted letters to the Fund indicating its concerns. The substance of these communications is attached as Exhibits 1 and 2.

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.





By:
Name:  	Dana R. Consler
Title:  		Senior Vice President
Date:  		May 25, 2006

EXHIBIT ONE
Letter Transmitted on March 17, 2006


Robert C. Doll, Jr., President and Director			March 17, 2006
The Europe Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Mr. Doll and Board Members,

Karpus Investment Management (KIM) has been a Shareholder of the Europe
Fund (EF) since July 10, 1996. As of the date of this letter, we own 696,461 shares of EF which represents 6.92 percent of the Fund. We are a registered investment advisor in upstate New York and we manage over a billion dollars of assets for pensions, foundations, endowments, corporations and high net worth individuals.

I write to the Board to express our firm?s concern with regard to the recently announced transaction between Merrill Lynch and BlackRock. I presume that Merrill Lynch will be asking Fund shareholders to approve a new investment management contract with BlackRock.

We are pleased with the Fund?s net asset performance but are not satisfied with the Board?s efforts to address the persistently wide discount to net asset value. We are fearful that this discount could increase when the transfer of investment management is requested in proxy materials sent out by the Fund. Although BlackRock has a very good reputation, particularly with respect to fixed income management, we have witnessed dramatic discount widening in the past when similar transactions were commenced.

I respectfully request that the Board review the recent Citigroup/Legg Mason asset swap. This transaction was very similar to the one the Merrill Lynch is embarking upon. I feel that the Board should thoughtfully consider proactive action to compensate Fund shareholders for any risks that may be involved in the transfer of the investment management contract.
It is important that Shareholders who do not wish to change investment managers be afforded the opportunity to exit their investment at or near net asset value.

You may want to review the recent approval of a change in investment objectives of the European Equity Fund managed by Deutsche Investment Management. Deutsche proposed a 20 percent tender offer along with the investment objective change proposal. This allowed dissenting Shareholders to exit a portion of their investment ?near whole.? Deutsche did this proactively and, as such, avoided heavy legal and solicitation costs that may have resulted otherwise.





I would welcome any communication with the Board to discuss our concerns. Please feel free to contact me anytime at (585) 586-4680 (ext. 235). Thank you for your time and consideration.


Sincerely,



Cody Bartlett Jr., CFA
Investment Strategist

EXHIBIT TWO
Letter Transmitted on May 23, 2006


Robert C. Doll, Jr., President and Director			May 23, 2006
The Europe Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Mr. Doll and Board Members,

I received the letter drafted by your Legal Secretary, Alice A. Pellegrino, in response to the letter that I wrote to the Board on March 17, 2006.

While I am grateful for your response and appreciate your time in consideration of our concerns; I was, however, disappointed with your response on several levels. Firstly, the Secretary?s response was ?boilerplate? in nature and it took well over a month for her to attempt to address our concerns. Secondly, I would have appreciated a response directly from the Board instead of the Board using an attorney to defend their compliance with their fiduciary duties. Finally, the Board and/or the Secretary seemed to misunderstand the concept of my original communication.

Dissenters? rights concern the ability of minority shareholders to receive fair value for their investment in the wake of a merger or acquisition to which they are opposed. I feel that these rights should be applied to Europe Fund (EF) shareholders that do not want a transfer of investment managers. Fair value should relate to book value or, in the case of EF, net asset value.

There are several methods that the Board could apply that would secure this right in the face of the proposed merger with BlackRock. I wrote to the Board in advance of the release of the required proxy materials relative to the shareholder approval of the transfer of management contract in order to avoid an embarrassing and expensive proxy contest. That is why I found it disheartening to receive a response from the fund?s Legal Secretary.

I urge the Board to reconsider my original letter dated March 17, 2006 and explore ways to allow dissenters out of the fund at fair value. I continue to encourage Board members to open a dialog with shareholders to discuss the possible elimination or mitigation of our concerns.

I hope to receive a timely and wholehearted response to our concerns. Once again, thank you in advance for your time and consideration.


Sincerely,



Cody Bartlett Jr., CFA
Investment Strategist